UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Paul Marciano

Guess?, Inc.

1444 South Alameda Street

Los Angeles, CA 90021

(213) 765-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 401617 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Paul Marciano

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,393,362

	6.	Shared Voting Power 1,999,491*

	7.	Sole Dispositive Power 10,913,944

	8.	Shared Dispositive Power 2,329,942*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,293,886*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 16.6%*

12.	Type of Reporting Person IN

* Includes shares which are also deemed to be beneficially owned by Maurice Marciano and includable in reports on Schedule 13D filed by Maurice Marciano.  If the potential double counting were eliminated, Paul Marciano would be deemed to beneficially own 13.2% of the shares that would be outstanding.

This Amendment No. 7 to Schedule 13G amends or amends and restates, where indicated, the statements on Schedule 13G relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by the filing of Amendment No. 1 on February 17, 2004, Amendment No. 2 on May 15, 2006, Amendment No. 3 on February 15, 2007, Amendment No. 4 on February 1, 2008, Amendment No. 5 on February 6, 2009 and Amendment No. 6 on January 29, 2010. Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the initial Schedule 13G.

This Amendment No. 7 is being made to update Mr. Marciano’s beneficial ownership. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by Mr. Marciano in the Schedule 13G as amended to date.

Item 4.    Ownership.

(a) As of January 31, 2011, Mr. Marciano may be deemed to beneficially own 15,293,886 shares of Common Stock, which represents 16.6% of the 92,149,000 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days. Of these shares, the following shares are also includable in Section 13 reports by his brother, Maurice Marciano: 2,329,942 shares as a result of shared investment power over such shares, 1,650,000 shares as a result of Maurice Marciano’s sole investment power over such shares and 666,284 shares as a result of Maurice Marciano’s sole voting power over such shares. If the 3,174,471 shares in which Mr. Paul Marciano holds no pecuniary interest are subtracted to eliminate double counting, Mr. Paul Marciano would be deemed to beneficially own 13.2% of such outstanding shares. As of December 2, 2010, there were 92,010,800 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended October 30, 2010.

(b) The 15,293,886 shares that may be deemed to be beneficially owned by Mr. Marciano pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of Shares	Voting Power	Investment Power
Direct	433,950*	Sole	Sole as to 33,950 shares (none as to remaining shares)
As sole trustee of Paul Marciano Trust	7,134,310	Sole	Sole
As member of Marciano Financial Holdings IV, LLC and co-trustee of certain members thereof	2,329,942**	Sole as to 931,977 shares and shared as to 349,491 shares (none as to remaining shares)	Shared
As member of NRG Capital Holdings II, LLC	1,581,700	Sole as to 395,425 shares (none as to remaining shares)	Sole
As member of G Financial Holdings, LLC	1,332,568	None	Sole
As investment advisor of G2 GRAT	333,716	None	Sole
As co-trustee of certain members of MNM Capital Holdings, LLC	1,650,000***	Shared	None
As president of Paul Marciano Family Foundation	359,500****	Sole	Sole
Options exercisable within 60 days	138,200	Sole	Sole

* Includes 400,000 shares that are subject to performance-based vesting requirements with respect to the Issuer’s 2011 and 2012 fiscal years.

** Mr. Marciano has a pecuniary interest in only 1,164,971 of these shares. Because investment power over all shares held by this entity is shared with his brother, Maurice Marciano, all of these shares also may be deemed to be beneficially owned by Maurice Marciano.

*** Mr. Marciano has no pecuniary interest in these shares.  Because investment power over all shares held by this entity is held by his brother, Maurice Marciano, all of these shares may also be deemed to be beneficially owned by Maurice Marciano.

**** Mr. Marciano has no pecuniary interest in these shares, which are owned by a charitable trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 31, 2011

/s/ Paul Marciano
PAUL MARCIANO